OMB Number 3235-0287
                                                   Expires:  September 30, 1998


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/   /    Check this box if no longer subject to Section 16.
         Form 4 or Form 5 obligations may continue.  See
         Instruction 1(b).

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person (If the form is filed by more than one reporting person, see Instruction 4(b)(v).)

         Atchinson,                          Robert                      L.
         (Last)                               (First)                  (Middle)

                                     500 Broadway, M/S 1202
                                            (Street)

         Redwood City,                         CA                   94063-3199
         (City)   (State)                     (Zip)



2.       Issuer Name and Ticker or Trading Symbol
         Ampex Corporation (AXC)



3.       IRS or Social Security Number of Reporting Person
         (Voluntary)



4.       Statement for
         (Month/Year)
         11/98

5.       If Amendment, Date of Original
         (Month/Year)



786048.1

6.       Relationship of Reporting Persons to Issuer
                           (Check all applicable)

         _____   Director                   ______   10% Owner
           X     Officer (give title below) ______   Other (specify
                                                     below)

         Vice President

7.       Individual or Joint/Group filing (Check Applicable Line)

           X     Form filed by One Reporting Person
         _______ Form filed by More than One Reporting Person

786048.1


 TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.    Title of               2.    Trans         3.    Trans                4.    Securities Acquired (A)
      Security                     action              action                     or Disposed of (D)
      (Instr.3)                    Date                Code                       (Instr.3, 4 and 5)
                                   (Month              (Instr.8)
                                   /Date/
                                   Year)



                                                                            ----------------------------------------------
                                                    Code            V            Amount          (A) or          Price
                                                                                                   (D)



---------------------------  ------------------  -----------  ------------- ----------------  ------------- --------------


---------------------------  ------------------  -----------  ------------- ----------------  ------------- --------------

---------------------------  ------------------  -----------  ------------- ----------------  ------------- --------------





1.    Title of               5.    Amount of          6.    Ownership           7.    Nature of
      Security                     Securities               Form:                     Indirect
      (Instr.3)                    Benefici-                Direct (D)                Beneficial
                                   ally Owned               or                        Ownership
                                   at End of                Indirect
                                   Month                    (I)                       (Instr. 4)

                                   (Inst. 3                 (Instr. 4)
                                   and 4)






---------------------------- -----------------------  ------------------------  -------------------------


---------------------------- -----------------------  ------------------------  -------------------------

---------------------------- -----------------------  ------------------------  -------------------------





                                                  SEC 1474 (7-96)                                         Page 3

786048.1




  TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1.    Title of          2  Conver         3.    Trans          4.    Transaction
      Derivative           sion or              action               Code
      Security             Exercise             Date
      (Instr.3)            Price of                                  (Instr. 8)
                           Deri                 (Month/
                           vative               Day/
                           Security             Year)
                                                                       Code             V

Option to                  $2.375                11/6/98                 D              V
acquire (Note
1)
Option to                  $2.375                11/6/98                 D              V
acquire (Note
3)
Option to                  $3.625                11/6/98                 D              V
acquire (Note
4)
Option to                  $3.125                11/6/98                 D              V
acquire (Note
5)
Option to                  $3.125                11/6/98                 D              V
acquire (Note
6)
Option to                  $1.0625                11/6/98                A              V
acquire (Note
7)
Option to                  $1.0625               11/6/98                 A              V
acquire (Note
8)
-------------------------  --------------------  -------------------  --------------  --------------






1.    Title of         5.    Number of Deriv-    6.    Date Exercisable and
      Derivative             ative Securities          Expiration Date
      Security               Acquired (A) or           (Month/Day/Year)
      (Instr.3)              Disposed of (D)

                             (Instr. 3, 4,
                             and 5)
                              (A)     (D)          Date Exer-       Expiration
                                                   cisable             Date
Option to                            16,000         Note 1              Note 1
acquire (Note
1)
Option to                            18,000         Note 3              Note 3
acquire (Note
3)
Option to                            52,000         Note 4              Note 4
acquire (Note
4)
Option to                            25,000         Note 5              Note 5
acquire (Note
5)
Option to                            40,000         Note 6              Note 6
acquire (Note
6)
Option to              86,000                       Note 7              Note 7
acquire (Note
7)
Option to              65,000                       Note 8              Note 8
acquire (Note
8)

-------------------------  ----------- -------------------  --------------  ---


                             SEC 1474 (7-96)                          Page 4
786048.1




1.    Title of         7.    Title and Amount of       8.    Price of        9. Number of     10.Ownership       11. Nature of
      Derivative             Underlying Security             Derivative      Derivative       Form of Deri-      Indirect Bene-
      Security                                               Security        Securities       vative Sec-        ficial Owner-
      (Instr.3)              (Instr.3 and 4)                                 Beneficially     urity: Direct      ship (Instr.
                                                             (Instr. 5)      Owned at End     (D) or             4)
                                                                             of Month         Indirect (I)
                                                                                               (Instr. 4)
                                                                            Instr. 4)
                        Title         Amount or
                                      Number of
                                      Shares
Option to              Class A          16,000                 $0            Note 2              D
acquire (Note          Common
1)                     Stock
Option to              Class A          18,000                 $0            Note 2              D
acquire (Note          Common
3)                     Stock
Option to              Class A          52,000                 $0            Note 2              D
acquire (Note          Common
4)                     Stock
Option to              Class A          25,000                 $0            Note 2              D
acquire (Note          Common
5)                     Stock
Option to              Class A          40,000                 $0            Note 2              D
acquire (Note          Common
6)                     Stock
Option to              Class A          86,000                 $0            Note 2              D
acquire (Note          Common
7)                     Stock
Option to              Class A          65,000                 $0            Note 2              D
acquire (Note          Common
8)                     Stock

---------------------  -----------------------  --------------------------------------------- ----------------  ----------------




                             SEC 1474 (7-96)                          Page 5
786048.1

Explanation of Responses:

Note 1: Cancellation of non-qualified stock option originally granted at on exercise price of $6.00 on July 16, 1992 pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan (the "Plan"). This option became fully exercisable on July 16, 1996, and would have expired on July 16, 2002. This option was repriced on April 25, 1994 at the exercise price of $2.375.

Note 2: The column 9 total does not include other options outstanding under the Plan, because their exercise prices and exercise periods are different.

Note 3: Cancellation of non-qualified stock option originally granted at an exercise price of $4.75 on June 18, 1993 pursuant to Rule 16b-3 under the Plan. This option became fully exercisable on July 1, 1994, and would have expired on June 18, 2003. This option was repriced on April 25, 1994 at the exercise price of $2.375.

Note 4: Cancellation of non-qualified stock option originally granted on November 3, 1995 pursuant to Rule 16b-3 under the Plan. This option would have become fully exercisable on November 3, 1998, and would have expired on November 3, 2005.

Note 5: Cancellation of non-qualified stock option originally granted on October 28, 1997, pursuant to Rule 16b-3 under the Plan. This option would have become fully exercisable on October 28, 2002, subject to accelerated vesting, and would have expired on January 28, 2004.

Note 6: Cancellation of non-qualified stock option originally granted on October 28, 1997 pursuant to Rule 16b-3 under the Plan. This option would have become fully exercisable on October 28, 2002, subject to accelerated vesting, and would have expired as to equivalent percentages of underlying shares 15 months after the applicable vesting date for such shares.

Note 7: Non-qualified stock option grant pursuant to Rule 16b-3 under the Plan. The option becomes exercisable as to 34% on May 6, 1999, and as to an additional 11% quarterly thereafter until November 6, 2000. The option expires on November 6, 2008.

Note 8: Non-qualified stock option grant pursuant to Rule 16b-3 under the Plan. The option becomes exercisable as to 34% on May 6, 1999, and as to an additional 11% quarterly thereafter until November 6, 2000. The option expires as to equivalent percentages of underlying shares 15 months after applicable vesting date for such shares.




**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.



  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
/s/Robert L. Atchison                        12/9/98
-----------------------------------------  --------------------
**Signature of Reporting Person             Date
ROBERT L. ATCHISON


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                             SEC 1474 (7-96)                          Page 6
786048.1